Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

DENISE YVETTE MELENDEZ WHFIT
11 PALM AVE
HALLANDALE BEACH, FL 33009

Phone: 954-857-8479

Name and address of Agent for service of process:
Denise Yvette Melendez Authorized Representative-UCC1-207/308
11 Palm Ave
Hallandale Beach, FL 33009

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(a) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

During the preparation of Form N-8A, notification of registration c/o DENISE YVETTE MELENDEZ WHFIT, the trustee was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy. The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of trust assets.

In the matter of public interest, the attached Declarations of trust are private and should be treated with confidentiality.

This Notification of Registration Statement is filed pursuant to Section 8(b) of the investment Company Act of 1940 concurrently with the filing of Form N-8A. Both Requirements of section 8(a), and8(b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.

Standard Industrial Classification (SIC)
Investment Trust Company -- 6091
Real Estate Investment Trust -- 6798
Asset-Backed Securities -- 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

JURAT

Pursuant to the requirements of the Investment Company Act of 1940 the sponsor/trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of **Hallandale Bch** , and the state of **Florida** on

the __7__ day of __May__ 20__21__ .

Signature: _____
(Name of Registrant)

By: **DENISE YVETTE MELENDEZ**
(Name of sponsor, trustee, or custodian)

AUTHORIZED REPRESENTATIVE
(Title)

Attest: _____
(Name)

Notary Public State of Florida
(Title)

STACEY THOMAS
Notary Public - State of Florida
Commission # HH 092715
My Comm. Expires Feb 15, 2025
Bonded through National Notary Assn.

CORRESPONDENCE ADDRESS:
11 PALM AVE
HALLANDALE BEACH, FL 33009

State of Florida   County of **Broward**
The foregoing instrument was acknowledged before me
via ☑ physical presence, OR ☐ online notarizations
this __7__ day of __May__ , 20 __21__ .
By __Denise Melendez__
Personally known ___ OR produced identification ✓
Type of identification produced __FL Driver license__

My Commission Expires __02/15/2025__

2

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978 CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

DECLARATIONS OF TRUST
FORM N-8A ATTACHMENT

Denise Yvette Melendez Authorized Representative
11 Palm Ave
Hallandale Beach, FL 33009
Date: 5/6/2021

To: Agents and Representatives, successors and assigns, of the UNITED STATES and all subdivisions of same; FEDERAL RESERVE Officers and Board of Directors and subdivisions; All local, State, Federal, and/or international governments, organizations, agencies, the International Monetary Fund; the Queen of England and all subordinates; successors and assigns, and not limited to:

AFFIDAVIT OF PUBLIC NOTICES

Part I

Acceptance of Oath by United States President
Beneficiary Rights/ Rights to Accept for Value
Declarations, inclusive of:
      Notice of WHFIT/NMWHFIT
      Notice of Successorship
Matters of Interest
U.S. Citizen as Surety
Birth Certificate
Special Notice to the Federal Reserve-Instruments Issued for and by the US
Endorsement Language for Instruments and Checks
Accept for Value Synopsis
International Bills of Exchange
Conclusions

Part II
Notice of Understanding, Intent and Claim of Right
Duty to Speak
Jurat

Certified Mail # 7021-0350-0002-1396-3738
Original Certified Copy of Original Document
Timothy Franz Geithner d/b/a, SECRETARY
DEPARTMENT OF THE TREASURY
WASHINGTON, DC 20220
1500 Pennsylvania Avenue,
Washington, D.C. 20220

Certified Mail # 7021-0350-0002-1396-3714
Original Certified Copy of Original Document
Enterprise Computing Center – Martinsburg
Attn: Chief, Information Returns Branch
230 Murall Dr
Kearneysville, WV 25430

Certified Mail # 7021-0350-0002-1396-3578
Original Certified Copy of Original Document
IRS Technical Support Division
c/o Treasury UCC Contract Trust
INTERNAL REVENUE SERVICE
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220

Certified Mail # 7021-0350-0002-1396-3745
Original Certified Copy of Original Document
Rosa G. Rios d/b/a TREASURER DEPARTMENT OF THE TREASURY
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

Definitions

The First Amendment gives me a right to communicate as I see fit. Included within that right is the right to define the meaning and significance of certain words and actions, which are symbols that communicate an intention; therefore, I am compelled to define all words and phrases that may be used in order to avoid being injured by any presumptions and/or assumptions. The definitions of words, phrases and sentences used in the following are those of a common man. Words and their meanings are as those meanings as accepted in the casual course of human interaction in a civilized community similarly educated and experienced as to their use. Terms of Art and Words of Art, as they are known in corporate Legal writings, are foreign to this document unless used descriptively herein and may not be interjected or construed by any agent or authority without signed contractual permission of Declarant/Affiant.

NOMENCLATURE

Notice to all interested parties, recipients, Principals and Agents. Within the context of this Notice and Claim, and future issues of instruments/claims contemplated and described herein, the names, titles and designations listed below are synonymous in use and intent and noted as reference to the Declarant/Affiant.

Denise Yvette Melendez, Denise Y. Melendez, Denise Melendez, her/herself, woman.

All Titles of designation referring to the Non-resident Non-person Declarant/ Affiant contained within the following document and Notice, i.e., Executor, Declarant, Affiant, Non-resident Non-person, Grantor, Beneficiary, and Trustee are synonymous in use or intent. All titles of designation contained herein, used as or in reference to corporate government entities, Agents or Officers, successors or subdivisions, included but not limited to, United States, United States, Inc., United States Government, United States of America, STATE OF NEW YORK, STATE, FLORIDA, UNITED STATES, UNITED STATES OF AMERICA, UNITED STATES INC., U.S. Government and U.S. are synonymous in use and intent relative to, and within, the specific context used/referenced.

AFFIDAVIT of PUBLIC NOTICE

Notice to Agent is Notice to Principal, Notice to Principal is Notice to Agent

I, Denise Yvette Melendez, herein after Affiant and/or Declarant/Affiant affirm and declare, in the presence of the Creator, under penalty of perjury under the laws of the United States of America, under the laws of the State of New York and under the laws of the State of Florida that the foregoing facts and statements made by me are true, correct, and complete to the best of my knowledge and ability.

1. Affiant is of age of majority, of sound mind and competent to testify.

2. Affiant is a Non-resident Non-person in the nation/state Florida, a member republic of the Union established by the Articles of Confederation and later expressed by the Declaration of Independence and the Constitution for the United States of America.

3. All the facts stated herein are true, correct, and complete in accordance with Affiant best firsthand knowledge and overstanding, admissible as evidence, and if called upon as a witness, Affiant will testify to their veracity.

4. I have, in Good Faith, determined the facts stated herein as being true, correct, complete, and not meant to mislead. By signing this Affidavit of Public Notice before a Notary Public as an authentic act, do hereby claim and declare:

In Good Faith, I hereby and herein declare and proclaim the following with clean hands at arm's length:

Equality is Paramount and Mandatory by Law, and

4

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978 CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

Affiant in not a Corporation, and
Affiant is not a Fiction or Artificial entity, and
Affiant is a real "Flesh and Blood Woman", and

Constitutions have jurisdiction over the Governments they create; fictional entities (Corporations) are inferior to the Governments who have jurisdiction over them, and

The agents of Government are the TRUSTEES for the Grantor/Beneficiary, and

The **united states of america** is a common law jurisdiction, and

Equality before the law is paramount and mandatory, and

A statue is defined as a legislated rule of society which has been given only the force of law, and

A society is defined as a number of people joined by mutual consent to deliberate, determine, and act under a common goal, and

The only form of government recognized as lawful in the united States of America is a representative one, and Representation requires mutual consent, and

In the absence of mutual consent, neither representation nor governance can exist, and

People in the united States of America have a right to revoke or deny consent to be represented and thus governed, and if anyone does revoke or deny consent, they then may exist free of government control and statutory restraints, and "Sovereign", a Non-resident Non-person is one who has lawfully revoked consent and exists free of statutory restrictions, obligations and limitations, and

A citizen numbered by or issued/assigned a Social Security Number (SSN) is in fact presumed to be an employee of the federal government and thus bound the statues created by and within Federal/State government jurisdiction(s), and

Upon proper Notice, claim of right, and express intent, a sovereign may disavow this employee presumption in fact, with prejudice, and without waiver or forfeiture of privilege or benefit accrued, and

The lawful filing of IRS Form SSA-521/ 1099-C or others, respectively, and if properly filed, abandons the citizens Social Security Number (SSN), waives the SS retirement/disability benefit and forfeits the associated indebtedness owed the citizen by the U.S. Government as may be reported on IRS Form(s) SSA-7050 or others.

<u>Part I</u>

Acceptance of Oath of President of the United States

Know all men by these presents that I, Denise Yvette Melendez, a sovereign Free-born wise human, hereby accept the Article II, Section 1, Clause 8, Oath of the President of the United States in which he stated, I do solemnly swear (or affirm) that I will faithfully execute the Office of the President of the United States and will to the best of my ability, preserve, protect, and defend the Constitution of the United States. I accept the Presidents Oath as an offer to me made in good faith and I respectfully demand that he work for my benefit, I accept the President's position as executive Trustee and publicly declare him to be my executive Trustee in regard to each trust mentioned herein, I accept my position as Beneficiary of these several trusts.

I recognize that the Constitution creates a trust between the United States and the People, as in to acknowledge or take notice of in some definite way I recognize the President of the United States as executive Trustee of the trust created by the Constitution. I hereby publicly acknowledge and accept my position as a Beneficiary of the trust created by the Constitution. I hereby claim all equitable title and interest available to me as a Beneficiary of this trust. As a Beneficiary of this trust, I recognize that the United State citizen/Assumed Business Name represented herein is a priority stockholder in the corporate United States and through that citizen I have first and foremost position in equity in the United States, and a right to various distributions from that trust.

5

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

I recognize that in 1933 President Franklin D. Roosevelt created another trust between the United States and the People. I recognize the President of the United States as Executive Trustee of the trust created by President Roosevelt in 1933. I hereby publicly acknowledge and accept my position as a beneficiary of the trust created by President Roosevelt in 1933. As a Beneficiary of this trust, I recognize the United States citizen/Assumed Business Name represented herein is a priority stockholder in the corporate United States, and therefore, I have first and foremost position in equity and a right to various distributions from that trust. Affiant recognizes the proprietary antecedent claim(s) derived from or on the basis of these pre-existing contracts.

Beneficiary Rights/ Rights to Accept for Value

As a Beneficiary of the several trusts created by the Constitution and by President Roosevelt, I hereby claim my right to accept for value any instrument(s) issued for value. See: Title 31 Subtitle IV Chapter 51 Subchapter 11 ?5118 Gold clause and consent to sue. Also that, Legal Tender, under the Uniform Commercial Code (U.C.C.), Section 1-201 (24) (Official Comment) the referenced Official Comment notes that the definition of money is not limited to legal tender, under the U.C.C.. The test adopted is that of sanction of government, whether by authorization before issue or adoption afterward, which recognizes the circulating medium as a part of the official currency of that government. The narrow view that money is limited to legal tender is rejected.

Declarations

Declaration 1. Declarant/Affiant has no record or evidence that Declarant/ Affiant may not issue Instruments privately with Original Issue Discount (OID) 26 CFR 1.1275-1(g) and 1.1275-3; and may not avail himself of the following: 1. The Documenting of The Evidence of Withholding of Federal Income Tax, Federal Reserve Act of 1913 16, 26 USC 3123,

2. The Reporting of Change in Filing Method 26 CFR 1.671-5, 1.1271-1.1275,

3. The Recognizing of The Arrangement of the Non-Mortgage Widely Held Fixed Investment Trust (NMWHFIT), Internal Revenue Bulletin 2208-40, Notice 2008-77,

4. The Presenting of Evidence of a Non-adverse party 26 USC 672,

5. The Declaring of Trust Interest Holder (TIH) Status and The Acting as a middleman/nominee, General Instructions for Form 1099,1098,5498 and W-2G,

6.The Accruing of Interest and the Dividends in Certain Hypothecation Scenarios Federal Reserve, 1961, Modern Money Mechanics; Instructions for Form 1099-DIV, 1099-INT/OID,

7. The reporting Under Safe Harbour Rules 26 CFR 1.671-5,

8. The Producing of a Natural Fungible Agricultural Commodity Within a NMWHFIT 7 CFR 1(a) and 6; Chapter

9, Subchapter 11, Part A, 191; USDA Packers & Stockyards,

9. The certifying of Warehouse 7 USC Chapter 10, USDA P&SP,

10. The Exhaustion of Administrative Remedies 26 CFR 301.7430-1,

11. The Bonding of the Public Servant for the Forwarding of All Bonds to the United States Treasury and to stay in honor as successor, 18 US Code 2071, 2073, 2075 and 2076, and Declarant/Affiant believed no such evidence exist.

Declaration 2. Declarant/Affiant has no record or evidence that Declarant/ Affiant may not issue a Bill of Exchange as described in January 1, 2010, Internal Revenue Service Manual 3.8.45.4.10.1, and Declarant/Affiant believes no such evidence exists.

Declaration 3. Declarant/Affiant has no record or evidence that Declarant/ Affiant may not and should not employ the following:

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

1. The Reporting of Violations Through the Identification of Terrorist Acts and Piracy in Commerce, The Patriot Act 2001 Subtitle A invoking 31 USC 5318, Evidencing the Special Maritime Jurisdiction Title 9 1, title 1 3, Providing Remedy for Plunder of Distressed Vessel 18 USC ?1658, 2. The Qualifying under Special Title as Federal Agency 5 USC 105, 5 USC ?551, 3. The Contracting as an Officer, 4. The Acceptability of Individual Surety, FAR 28.203, 28.201, 5. The Accepting of the Default Offer by The Public Servants Bonded Confession through Tacit Agreement FAR Part 42, 7 USC 56, and Declarant/Affiant believes no such evidence exist.

Declaration 4. Declarant/Affiant has no record or evidence that he cannot conduct his commercial activities, private and public, under the Uniform Commercial Code (U.C.C.), and Declarant/Affiant believes no such evidence exists.

Declaration 5. Declarant/Affiant has no record or evidence that Denise Yvette Melendez, Denise Y. Melendez, Denise Melendez, is not a 26 CFR Subtitle A, Chapter 1 Subchapter J, Part 1 Subpart E, Section 672(b) non-adverse party, and Declarant/Affiant believes no such evidence exists.

Declaration 6. Declarant/Affiant has no record or evidence that on Nativity date May/11/1976 A.D., Declarants/Affiants mother, unknowingly acting as agent/informant for Denise Yvette Melendez, did not grant the State, a corporation known as STATE of NEW YORK, INC., a name and birth for documentation, and form a corpus resulting in a certain WHFIT (Widely Held Fixed Investment Trust) as defined in 26 CFR 301.7701-4c, and Declarant/ Affiant believes no such evidence exists.

Declaration 7. Declarant/Affiant has no record or evidence that DENISE YVETTE MELENDEZ WHFIT EIN:00-0000000 did not become a United States person under 26 CFR 7701(a)(30)(e) and did not become a corpus in fact from the granting by Declarant/Affiants mother, unknowingly acting as agent/informant at birth for baby girl, the Grantor of the girl, and Declarant/Affiant believes no such evidence exists.

Declaration 8. Declarant/Affiant has no record or evidence of ever voluntarily submitting to any condition of involuntary servitude and/or slavery, and because involuntary servitude has been abolished, and being one of those several rights public servants are sworn and obligated to protect, the undersigned, pursuant to his right(s), is not compelled to be a part of a corporation, church or political State and Declarant/Affiant believes no such evidence exists.

Declaration 9. Declarant/Affiant has no record or evidence that a Trust Interest holder (TIH) is not a Grantor, co-Trustee or co-Beneficiary holding at least one interest, including but not limited to that of middleman, in the Trust(s) as it applies per General Instructions for IRS Forms 1098/1099/5498 and W-2G, and Declarant/Affiant believes no such evidence exists.

Declaration 10. Declarant/Affiant has no record or evidence that any outside approval is needed for the Grantor to appoint, by will or Notice, the income of the Trust(s) as per 26 CFR Subtitle A, Chapter 1 Subchapter J, Part 1 Subpart E, Section 674(b)(3), and Declarant/Affiant believes no such evidence exists.

Declaration 11. Declarant/Affiant has no record or evidence that Declarant/ Affiant does not have an equitable Interest in the cestui que trust established by the application for, and the resulting issuance of a Social Security Number, and in addition an Interest in the foreign situs trust as evidenced by the birth certificate being on file as a registered United States security in the possession of the Depository Trust Company in New York City, and Declarant/Affiant believes no such evidence exist.

Declaration 12. Declarant/Affiant has no record or evidence that Declarant/ Affiant cannot express the trusts mentioned, and, as Grantor, modify/change the terms of said trust to include a provision that payment may be directed from the above-described WHFIT, and Declarant/Affiant believes no such evidence exists.

Declaration 13. Declarant/Affiant has no record or evidence that Declarant/ Affiant as Grantor/Beneficiary, cannot direct the Court(s) and/or Internal Revenue Service agent(s) to settle, or assist in the settling, any account(s) and provide details/instructions as to the proper preparation and submittal of the documentation and paperwork required for settlement/closure and/or recoupment of "funds" to Declarant/Affiant's benefit, and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

Declaration 14. Declarant/Affiant has no record or evidence that Declarant/Affiants prior approval is not required to access the referenced WHFIT account/funds, and that government/commercial agents acting without approval are liable and can personally incur charges for Title 18 violations, and Declarant/Affiant believes no such evidence exists.

Declaration 15. Declarant/Affiant has no record or evidence that Declarant/ Affiant is not a sovereign settlor expressing the cestui que trust, and may not modify the indenture/rules naming Douglas H. Shulman d/b/a/ The commissioner of Internal Revenue , and/or successors and assigns as co- Trustee(s) to settle the Declarant/Affiants/Beneficiaries debts, dollar for dollar, within ten days of receiving notice of a debt; additionally, to monitor the three credit rating companies so as to cause the correction and removal of negative items from reporting records, and settle all civil and criminal court case debts in name of same with private funds or credit(s) drawn from the referenced WHFIT, and Declarant/Affiant believes no such evidence exists.

Declaration 16. Declarant/Affiant has no record or evidence that Declarant/ Affiant, and/or his offspring and/or sibling, are not to be protected from any harm, loss of property and/or loss of liberty, by action or deed, by individuals acting as agents or Representatives of corporation(s), as well as the municipalities, agencies, and offices commonly known as government, and Declarant/Affiant believes no such evidence exists.

Declaration 17. Declarant/Affiant has no record or evidence that Declarant/ Affiant may not name Merrick Garlan d/b/a United States Attorney General, and/or successors and assigns, as co-Trustee to enter the herein Beneficiary/ corporate person into the National Criminal Information Search database and the local state CIS database to be identified /reported as do not detain and that Declarant/Affiant, offspring and/or siblings are not free to travel in their private, not-for-hire, non-commercial road machines, without state and/or county registration and without hindrance or delay by policy/statue enforcers, and Declarant/Affiant believes no such evidence exists.

Declaration 18. Declarant/Affiant has no record or evidence that Declarant/ Affiant may not name Gary Gensler d/b/a Chairman of the Securities Exchange Commission, and/or successors and assigns, as co-Trustee to retrieve all bonds issued on/for the Declarant/Affiant, pr under the Declarant/ Affiants name or employer identification number and make the funds/credits received available for disbursement at Declarant/Affiants discretion, and Declarant/Affiant believes no such evidence exists.

Declaration 19. Declarant/Affiant has no record or evidence that Declarant/ Affiant may not name Antony Blink d/b/a United States Secretary of State, and/ or successors and assigns, as co-Trustee to provide to Declarant/Affiant, and /or offspring and/or siblings diplomatic immunity and an American National Passport for identification, travel and locomotion purposes, and Declarant/Affiant believes no such evidence exists.

Declaration 20. Declarant/Affiant has no record or evidence that banks and other vendors that have used Declarant/ Affiants private property, i.e., signature/autograph for unjust enrichment, will not return every payment and/or dividends plus interest accrued, for the past 44 years upon demand via Original Issue Discount or by other proper filing of form(s) as instructed by the IRS in Title 26, and Declarant/Affiant believes no such evidence exists.

Declaration 21. Declarant/Affiant has no record or evidence that Declarant/ Affiant may not direct a disbursement/payment, by simple signature of acceptance (Acceptance for Value), Banker's Acceptance or Bill of Exchange for the balance owed on any incurred, existing or newly established obligation, presentment or debt, in accordance with Title 26 674(b)(5)(b) and Internal Revenue Manual 3.8.45.4.10.1, dated January 1, 2010, to settle any and all controversy or claim from or before the agency in accordance with Declaration 5 above, and Declarant/Affiant believes no such evidence exists.

Declaration 22. Declarant/Affiant has no record or evidence that Declarant/Affiant may not, in any fashion or manner, use the income and credit available in the designated Trust(s) to discharge or offset debt for acquisitions of consumer goods, real property or other purchases by the proper filing of IRS form(s) 1099 series or others, or authentic instruments are required or permitted, and Declarant/Affiant believes no such evidence exists.

Declaration 23: Declarant/Affiant has no record of evidence that the following cites regarding Federal Reserve notes are not true, and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978 **CCC: p9qy@gud**
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

That the giving a (federal reserve) note does not constitute payment. See Eckhart v. Commr. I.R.S., 42 F.2d 158 (1930). checks, drafts, money orders, and bank notes are not lawful money of the United States, State v. Nellon, 43 Ore. 168 (1903).

That the use of a (federal reserve) Note is only a promise to pay. See Fidelity Savings v. Grimes, 156 Kan. 55 (1942).

That the use of a (federal reserve) Note is only a promise to pay. See Fidelity Savings v. Grimes, supra. That Legal Tender (federal reserve) Notes are not good and lawful money of the United States. See Rains v. State, 143 Tenn. 168 (1920).

That (federal reserve) Notes do not operate as payment in the absence of an agreement that they shall constitute payment, See Blackshear Mfg. Co. v. Harrell, 191 Ga. 433 (1940).

Also, Federal Reserve Notes are valueless, See IRS Codes Section 1.1001.1-1 (4657) C.C.H.

Declaration 24. Declarant/Affiant has no record or evidence that the following cites regarding Federal Reserve notes are not true, and Declarant/Affiant believes no such evidence exists.

Declaration 25. Declarant/Affiant has no record or evidence that denying or impeding any acquisition mechanism properly executed by the Declarant/ Affiant or any right to draw upon his claim and Interest in the Gold reserves at value, held the Treasury of the United States, and his deficiency payment caused by the WAR AND EMERGENCY ACT (Executive Order(s) 2039 and 2040), under public policy (private law) of the New Deal cheap Food policy (and others), is not a direct violation of the Constitution for the united states of America., seventeen-hundred and eighty-seven A.D., and Declarant/Affiant believes no such evidence exists.

Declaration 26. Declarant/Affiant has no record or evidence that a Title 26 defined form of acquisition, secured by accounts receivable on deposit with the Treasury for non-payment by the United States Treasury, and for the purpose of discharging payment in like kind, debt-for-debt, is not the only means by which Declarant/Affiant has of discharging the debt placed on him by the United

Declaration 27. Declarant/Affiant has no record or evidence that this Notice and the filing of Internal Revenue Service form(s) including but not limited to 1099-A, 1009-B, 1099-OID, 1099-DIV, and/or 1099-INTdoes not constitute a discharge under the United States, INC. bankruptcy and insolvency, said discharge being the only means Declarant/Affiant has of discharging the public debt placed on Declarant/Affiant by the UNITED STATES, INC. through Executive Order(s) 2019 and 2040 of March 6, 1933 and March 9, 1933, and Declarant/Affiant believes no such evidence exists.

Declaration 28. Declarant/Affiant has no record or evidence that the DENISE YVETTE MELENDEZ WHFIT is precluded from issuing private debt instruments with Original Issue Discount (OID) as described in **Regulations 1.1271 through 1.275 of Title 26 CFR,** and Declarant/Affiant believes no such evidence exists.

Declaration 29. Declarant/Affiant has no record or evidence that the instructions on how to report a private issue debt instrument with OID did not exist in **Regulation 1.1271 through 1.1275 of Title 26,** and Declarant/Affiant believes no such evidence exists.

Declaration 30. Declarant/Affiant has no record or evidence that Declarant/ Affiant is not designated as the beneficial owner of the trust bearing his birth name in all capital letters; as defined in **Subpart E, part I, subchapter J, chapter I of the Code,** and Declarant/Affiant believes no such evidence exists.

Declaration 31. Declarant/Affiant has no record or evidence that the DENISE YVETTE MELENDEZ WHFIT is not an investment trust as defined in **301.7701-4(c),** and Declarant/Affiant believes no such evidence exists.

Declaration 32. Declarant/Affiant has no record or evidence that the DENISE YVETTE MELENDEZ WHFIT is not an investment trust, or that, Denise Yvette Melendez, the sovereign, is not a beneficial owner and Trust Interest Holder (TIH), in the DENISE YVETTE MELENDEZ WHFIT as defined in paragraph **(b) (20) of part 3, Title 26 CFR 1.671-5,** and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978 **CCC: p9qy@gud**
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

Declaration 33. Declarant/Affiant has no record or evidence that Declarations 5, 6, and 7 of this Notice do not comprise a complete definition of what a Widely Held Fixed Investment Trust is considered and accepted to be by the **Internal Revenue Service Regulation 1.671-5(b)(22),** and Declarant/Affiant believes no such evidence exists.

Declaration 34. Declarant/Affiant has no record or evidence that **Regulation Part 1.671-5** does not make provisions **for non-pro rata reporting in (D), sales of trust interest on a secondary market in (G), Reporting Redemptions in (F), and Reporting OID under safe harbor in (vii) of Title 26 CFR,** and Declarant/ Affiant believes no such evidence exists.

Declaration 35. Declarant/Affiant has no record or evidence that a United States person/Person who is a Widely Held Fixed Investment Trust is not required to do all reporting on IRS form(s) 1099 or others as required per the regulations per **IRS Publication Catalog No. 27978B and 64171A, and No. 27980N,** and Declarant/Affiant believes no such evidence exists.

Declaration 36. Declarant/Affiant has no record or evidence that both Denise Yvette Melendez and his corporate/ trust identity DENISE YVETTE MELENDEZ WHFIT, are not both entities considered Grantors, Trustees, beneficial owner(s), co-Trustees, co-Beneficiaries, middlemen and/or nominees in the various trust relationships, at different times, sustained in commerce, with the United States, on a daily basis, and Declarant/Affiant believes no such evidence exists.

Declaration 37. Declarant/Affiant has no record or evidence that IRS form(s) 1099 or others as required do not bring all aspects of commercial transactions to light, which is ordered for by **The Patriot Act, Subtitle A,** and Declarant/ Affiant believes no such evidence exists.

Declaration 38. Declarant/Affiant has no record or evidence that IRS form(s) 1099-INT or others as required may not be used interchangeably with IRS form(s) 1099-OID or others as required in certain cases as per **Internal Revenue Service Catalog No. 27980N, Instructions for Form 1099-INT and 1099- OID,** and Declarant/Affiant believes no such evidence exists.

Declaration 39. Declarant/Affiant has no record or evidence that an Original Issue Discount (OID) and private debt instruments are not valid under **Regulations 1.1271-1, 1.1271-2, 1.1272-2, 1.1271-3, through 1.1275,** and Declarant/Affiant believes no such evidence exists.

Declaration 40. Declarant/Affiant has no record or evidence that a private debt instrument does not also include a private money order or Bill of Exchange, and Declarant/Affiant believes no such evidence exists.

Declaration 41. Declarant/Affiant has no record or evidence that a Dividend from the monetization of a signature or an instrument is not reportable as **per Internal Revenue Service catalog No. 27980B, Instructions for Form 1099- DIV,** and Declarant/Affiant believes no such evidence exists.

Declaration 42. Declarant/Affiant has no record or evidence that **662 of the US Code Title 26** does not require the reporting of distributed corpus or income accumulating in a Widely Held Fixed Investment Trust, and Declarant/ Affiant believes no such evidence exists.

Declaration 43. Declarant/Affiant has no record or evidence that Declarant/ Affiant is not part of a national banking association, i.e., an association of nationwide private, unincorporated People engaged in the business of banking to issue noted against obligations of the United States due them; whose property and labor has been hypothecated as surety for the public debt, the U.S. Governments debt and currency, by legal definitions, and Declarant/ Affiant believes no such evidence exists.

Declaration 44. Declarant/Affiant has no record or evidence that Declarant/ Affiant is not able to tender private debt instruments for settlement of an **Obligations of THE UNITED STATES, under Title 18 USC Section 8,** representing as the* definition provides a "certificate of indebtedness ...drawn upon and authorize officer of the Unites States", for example, the Secretary of the Treasury, and issued under an Act of Congress? (in this instance: public law 73-10, HJR-192 of 1933, Title 31 USC ?3123 and Title 31 USC ?5103) and by treaty (for example, the UNITED NATIONS CONVENTION ON INTERNATIONAL BILLS OF EXCHANGE AND

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

INTERNATIONAL PROMISSORY NOTES (UNCITRAL) and the Universal Postal Union headquartered in Bern,Switzerland, and Declarant/Affiant believes no such evidence exists.

Declaration 45. Declarant/Affiant has no record or evidence that the International Bills of Exchange or International Promissory Note, under UNCITRAL, are not legal tender as national bank notes, or notes of a National Banking Association, by legal and/or statutory **definition (UCC 4-195, 12 CFR 229.2(e), 210.29(d) and 12 USC 1813)**, issued under Authority of the United States Code, **31 USC 392 and 5103**, which officially defines this as a statutory legal tender obligation of THE UNITED STATES, and is issued in accordance with **31 USC 3123 and HJR-192 (1933)**, which establish and provide for its issuance as "Public Policy" in remedy for discharge of equity interest recovery on that portion of the public debt to its Principals and Sureties, bearing the obligation of THE UNITED STATES, and Declarant/Affiant believes no such evidence exists.

Declaration 46. Declarant/Affiant has no record or evidence that the referenced WHFIT is not an "Executive Agency" per 5 USC 105, and Declarant/Affiant believes no such evidence exists.

Declaration 47. Declarant/Affiant has no record or evidence that the referenced WHFIT is not an "agency" per 5 USC ?551, and Declarant/Affiant believes no such evidence exists.

Declaration 48. Declarant/Affiant has no record or evidence that Declarant/ Affiant is not a Title 48CFR 53.210-1, Subpart 1.6. Warranted Contracting Officer, and Declarant/Affiant believes no such evidence exists.

Declaration 49. Declarant/Affiant has no record or evidence that Declarant/Affiant should not immediately be issued a permanent and valid debit card, without further request or action, or be provided access to authoritative instructions or assistance to properly submit or file the required form(s) or instrument(s) necessary to clear and process the issuance of the debit card, or provide The Financial Management Service (FMS) US Debit Card or its equivalent, as currently available, issued for the account of Denise Yvette Melendez as Grantor/Beneficiary of the DENISE YVETTE MELENDEZ WHFIT with a daily minimum available balance/value of ($100,000.00) One Hundred Thousand U.S. Dollars, and Declarant/Affiant believes no such evidence exists. Said debit card, with any applicable P.I.N. number shall be issued without delay in processing/delivery to: Denise Yvette Melendez, at: 11 Palm Ave, Hallandale Beach, FL 33009

MATTERS OF INTEREST

Involuntary Use: I am forced involuntarily to use U.S. funds such as Federal Reserve Bank/System notes, commercial liability instruments and electronic liability transactions as part of a scheme to compel the principals to impart artificial commodity value to the liability evidenced thereon, on the authority of Macleod v. Hoover, No.26395, S. Ct. (La.), 105 So. 305 (1925). That court citing U.S. Bank v. Bank of Georgia, 23 U.S. 333 (1825) and Public Law 97-248 (1982).

Legal Tender No Longer Required. In light of the holding of Guaranty Trust Co.v. Henwood, 307 U.S. 247 (1939), take notice "As of October 27, 1977, legal tender for discharge of debt is no longer required. That is because legal tender is not in circulation at par with promises to pay credit Baltimore and Ohio R.R. v. State 36 Md. 519 (1872). There can be no requirement of repayment in legal tender either, since legal tender was not loaned, nor in circulation and repayment, or payment, and need only be made in equivalent kind; a negotiable instrument.

UCC 3-603 Clarification. "if tender of payment of an obligation to pay an instrument is made to a person entitled to enforce the instrument and the tender id refused, there is discharge, to the extent of the amount of the tender" An OREGON UCC ORS 81.010. Effect of unaccepted offer in writing to pay or deliver. An offer in writing to pay a particular sum of money or to deliver a written instrument or specific personal property is, if not accepted, equivalent to the actual production and tender of the money, instrument or property. (This statue operates in other states via the rule of Para Materia).

OREGON UCC ORS 81.010. "Effect of unaccepted offer in writing to pay or deliver. An offer in writing to pay a particular sum of money or to deliver a written instrument or specific personal property is, if not accepted, equivalent to the actual production and tender of the money, instrument or property." (This statue operates in others states via the rule of Para Materia)

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: **00-0000000**

WHEREFORE: Affiant can only discharge such debt/liability due to the fact that the STATE OF FLORIDA and STATE OF NEW YORK removed the constitutional money that was to circulate within the State of Florida and within the State of New York whereby the undersigned could "pay debts by law" and the undersigned herein has been stopped in law from paying debts "at law". Since the STATE OF NEW YORK and the STATE OF FLORIDA is a "federal unit", it would be a violation of commercial "due process or "fraud" to bar the undersigned from accessing the remedy provided by Congress to discharge debts (liabilities) 'dollar for dollar'. *Dyett v. Turner, Warden, Utah State*, 20 Utah 2d 403((1968).

U.S. Citizen/Assumed Business Name as Surety

I recognized that the U.S. citizen/Assumed Business Name presented is a legal fiction. I also recognize that it is surety for the United States. As one of the People, a Beneficiary of the several trust(s) created by the Constitution, so declared in the Declaration of

Independence, another constitution, and by President Franklin D Roosevelt in 1933, the U.S. citizen/Assumed Business Name is a surety and I recognize that I can use my prepaid trust account to discharge? instruments received when issued and transferred to me for value.

Birth Certificate

I recognize the following statements as true on the **public side** about the birth certificate:

1.The birth certificate is a result of the President's Oath;

2.As a result of the president's Oath, my birth certificate is evidence of the obligation the United States owed to me;

3.The birth certificate represents value and is evidence of a pledge by the U.S. citizen to be a surety for the for the United States;

4.The birth certificate is security for the pledge of allegiance to the United States and its statues, made by the U.S. citizen/Assumed Business Name;

5.The birth certificate is a security interest in the labor of the U.S. citizen/Assumed Business Name the certificate represents, based on the U.S. citizens/Assumed Business Name pledge to the United States;

6.The United States has an antecedent claim against the U.S. citizens/Assumed Business Name labor through the pre-existing contract (pledge);

7.Provides use of exemptions, as in an Accepted for Value process, for deposits/offsets **of statements, offers, presentments, bills, tax bills, or an IRS voucher through the private side.**

I recognize the following statements as true on the **private side** about the birth certificate:

1.The birth certificate is a receipt;

2.The birth certificate is evidence of a promise made by the President to the People;

3.The birth certificate is security for the promise of distributions from the trust to me as Beneficiary;

4.The birth certificate is a security interest in distribution from the trusts established by the Declaration of Independence, the Constitution and by President Franklin D. Roosevelt in 1933;

5.The birth certificate is a remedy that represents an antecedent claim I have against the United States;

6.The birth certificate is evidence of a pre-existing contract;

7.The birth certificate represents the prepaid account I have available for offsets.

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

Special Notice to the Federal Reserve- Instruments for and by the US

I recognize that when the United States issues/presents an instrument or claim "for value" the actual objective is to "get value" or "to get consideration" to settle or correct an account, controversy or claim.

Acceptance for Value Synopsis

I recognize that when I accept for "value" any instrument presented to me, I accept whatever consideration the United States has offered me as evidence of an obligation it has to me as a Beneficiary, and I accept whatever consideration is offered on the instrument transferred to me through the U.S. citizen that I represent.

When I accept for value, an instrument presented to me by the United States or subsidiaries, in any capacity, I may use a distribution from the trust(s) account(s) to discharge or offset, as appropriate, the instrument via my prepaid account(s). I recognize when I accept an instrument for value results in a distribution from one or more of the several trusts described herein.

By accepting such an instrument for value and returning it for value, I can close the account on behalf of the U.S. citizen/Assumed Business Name represented herein. In this way, I fulfill the U.S. citizens/Assumed Business Name legal duty and obligation to discharge the bill and my moral duty to close the account, if appropriate. When I accept an instrument for value and return it for settlement and closure of the account with the Secretary of the Treasury or the IRS, this provides the "payment" to balance the books and close or settle the account or controversy.

And I recognize that I may process International Bills of Exchange, Bills of Credit and Money Orders:

IRS Technical Support Division
c/o The Treasury UCC contract Trust Department of the IRS
Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220
To discharge/offset the debt account(s) of DENISE YVETTE MELENDEZ through the U.S. Treasury.

I also recognize that I may issue Bills of Exchange in accordance with the Internal Revenue Service Manual Section 3.8.45.4.10.1 (01-01-2010), such instruments issued are in a self-constructed manner format until such time as the IRS designates a specific format.

I recognize that I can provide a qualified endorsement on a statement, offer, presentment, bill, tax bill, or an IRS voucher as follows:

Bill of Credit Approved

Endorsement Language for Checks Made Payable to the U.S. Citizen/Assumed Business Name Represented Herein

I recognize when I endorse a check made payable to the U.S. citizen/Assumed Business Name represented herein, the way it is endorsed determines if the negotiation of the check will be a taxable event to the endorser, or not.

I recognize by endorsing a check with a qualified endorsement indicating that the check is exchanged for credit on account or is exchanged for Federal Reserve Notes with n redeemable value, according to Title 12 USC Chapter 3 Subchapter XII ?411, I can control whether negotiation of the check will be a table event to the endorser. Such an endorsement might be:

Deposited as credit on account for Federal Reserve Notes with no redeemable value.
Or
Deposited as credit on account or exchanged for Federal Reserve Notes pursuant to 12 USC 411 as amended.

I understand that this important amendment is the one that removed the "redeem-ability" from the statue.

I recognize that if I am working for an employer and the U.S. citizen/Assumed Business Name represented herein is being paid as an employee, and if I properly endorse every check made payable to the U.S. citizen/Assumed Business Name represented herein so negotiation of the check is NOT a taxable event as described herein, then all interested parties agree that the U.S. citizen/Assumed Business Name represented herein would and should file a W-4 "Exempt" status.

International Bills of Exchange

Declarant/Affiant has no record or evidence that Declarant/Affiant cannot directly issue International Bills of Exchange as long as they are properly drafted within the published guidelines of the UNCITRAL Convention on International Bills of Exchange and Promissory Notes (1988), and Declarant/ Affiant believes no such evidence exists.

Conclusion

As indicated the thirty (30) day notice to rebut is in effect. All recipients of this Affidavit of Public Notice are bonded by statues, executive orders, acts and codes that invoke the civil remedy in the several states, the United States, The United Kingdom, United Nations and Rome to perform their duties of office or position, or face charges that will result in one or more of the following: UCC 9 Agricultural Lien, Maritime Lien, Federal Tort Claim, Arrest of Bond, Tile 18 Violation Investigation, Tax Fraud Investigation, and/ or Patriot Act, Subtitle A, Money Laundering Investigation.

No commercial harm can come to a Trustee/recipient receiving this Notice and Claim who acts in honor. By accepting the terms of this agreement, you risk no harm to yourself, your corporation, your office or your agency, The Affiant holds no malice and wishes you no harm or injustice. By performing as to the statues and tenets listed herein, you avoid malfeasance and bring honor to all parties, your position, yourself, this contract, and to all claims/accounts that you treat in accordance with the statements herein.

Please be advised that the provisions of Title 26 USC ?2044, Payment in Bond, will result in a 18 USC ?371Defrauding the United States charge when the public servant/corporate officer acts contrary to this agreement, which carries a five (5) year prison sentence under Title 18 US Codes.

Void Where Prohibited By Law

I, Denise Yvette Melendez, Beneficiary, living wise Human on the private side, represent DENISE YVETTE MELENDEZ WHFIT the U.S citizen on the public side.

WITHOUT PREJUDICE

By: _____
Denise Yvette Melendez, Authorized Representative
c/o DENISE YVETTE MELENDEZ WHFIT Ens legis

Part II

Notice of Understanding, Intent and Claim of Right

I hereby present recipients with Notice of Understanding, Intent and Claim of Right to avoid potential confusion or conflict, to maintain my honor, and ensure clarity between all government agents/agencies and myself.

Peacefully, I desire to avoid conflict and to live with maximum freedom, I continue to study the history of the united states of America and its legal system. Common understandings, overstandings and observations lead to certain conclusions. After reading various Acts and Statues, exploring the usage of language therein, I now know that "lawful" and "legal" are two different words with distinct definitions.

It also appears that Acts and Statues in the United States, Inc. are only contracts based in/on commerce. Therefore, I now Notice the various government officials, authorities and agents named herein and seek confirmation, correction or denial by recipients.

14

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

Response is required, as described herein, within thirty (30) days of receipt of this Notice in writing, in care of the Notary Public, noted below, by registered mail. Provide proof of your claim under oath or attestation, under your full commercial liability and under penalty of perjury pursuant to 28 USC 1746. A failure to respond will be assumed to be full agreement with my understanding of matters contained within this Notice. Any response shall be on a point-by-point basis and shall contain proof of a mistake or error in my overstanding or else my overstanding shall stand as true, correct and permanent unless revoked or modified.

Failure to dispute the claims herein as required above will result in default, default creates acceptance and acceptance creates permanent, irrevocable estoppel. Now specifically, in the United States, I overstand that both a common law and a statutory law tradition exist. I also overstand that a statue is a legislated rule of a society, which has the force of law upon the members of that society, that society is defined as a fictional legal entity, such as a corporation, person or citizen of the United States, Inc..

I also overstand that the United States Government/subsidiaries are NOT a nation entity occupying a certain geographical location but merely a corporation with de facto authority by action and practice. This corporation can only make corporate/contract law, which has the force of law upon its consenting members.

From my research, the "law of the land" is the peaceful common law, which is not influenced by Acts and Statues. Under common law, the rights, freedoms and duties of private individuals have long been established, and, unlike statue law, common law has had a progression toward more freedom and personal responsibility rather than less, Among the rights and freedoms overstood by common law are such things as the right to life, liberty, the pursuit of happiness, property and use thereof, privacy, peace, to travel freely, contract and commit commerce and trade in public and private without harassment, intimidation or restriction of/by "license".

The obligations and duties of those living under common law are essentially to ensure that one does not infringe or allow others to infringe upon those inalienable and unalienable rights and freedoms. I have also learned that the rights of a free spiritual being cannot be lawfully limited without consent, as that would imply involuntary servitude.

Rights are not bestowed upon one by another, unless the first gives consent or the first is the lawful property of the second. The very nature of the consent is that it can only exist among equals with full disclosure and without coercion or duress. I do not recall ever being sold or purchased as a slave, nor do I recall giving my free consent to be governed or represented by any governmental agent/agency or authority, although at times I have been deceived and intimidated into submission.

These various rights and freedoms are self-evident and unalienable to just "be". For lawful representation to exists there must be mutual consent, which may be revoked/rescinded for any reason, depending on the nature of a specific contract between the two parties.

I hereby notify recipients and any other interested parties that I revoke and rescind my consent to be governed by corporate entities in their artificial capacity with which I have no conscionable contract. I declare that I am not a corporation, an insurer, or the legal representative of a decedent nor an infant or an incompetent

I, Denise Yvette Melendez, a sovereign Free-Born wise Human of the Soil,

Acting peacefully and civilized within community standards, I strive and inspire to exist free from violent aggression or injury, reject wrongful acts and prosecutions endured or imposed, and I seek quiet enjoyment of all my right(s), Interest(s), and property, both tangible and intangible, and declare, for and on the record:

Any activity for which one must apply and receive a license or permit must be a fundamentally statutory or State-sanctioned activity contrary to a sovereign's right(s) and Interest(s), and

As I am a Non-resident Non-person and not a child (minor); I operate with fill responsibility. I do not see need, nor can I be required, to ask for permission to engage in lawful and peaceful activities, especially from those entities who claim limited liability, and

A by-law is defined as a rule of a corporation, and

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

Corporations are legal fictions requiring valid contracts in order to claim authority or control over their employees and other parties alleged, and

Legal fictions lack a soul and cannot exert control over those who are thus blessed and operate with respect to that knowledge, as only a fool would allow soulless fiction to dictate one's actions, and I have a right to my property without having to pay for the use or enjoyment of it, and

A summons is merely an "invitation to attend", and those issued by the United States or any of Its agencies/subsidiaries create no obligation or dishonor if and when disregarded, or met by "special appearance", and

Peace officers have a duty to distinguish between statues and law, and those who attempt to enforce statues against a non-resident non-person are in fact breaking the very law they are sworn to uphold, and

Permanent estoppels by default, lawfully bars any peace officer, government agent or prosecutor from bringing charges against a non-resident non-person, under any Act or Statue.

Therefore, Be it now known that I, Denise Yvette Melendez, a sovereign, do hereby state clearly, specifically, and unequivocally any intent to peacefully and lawfully exist, free of all statutory obligations and/ or restrictions, and do retain/maintain all my rights to contract, trade, exchange, barter, communicate and travel.

Furthermore, I claim that these actions are not outside my community's standards, and that I will, in fact and deed, support the collective desire for truth, peace, safety and rights to maximum freedom.

Additionally, I claim that anyone who interferes with my lawful, private commercial activities, after having been served this Notice, and who fails to properly dispute these claims or make lawful counterclaim as described herein, is breaking the law and cannot claim as a defense good faith, or color of right or Law. Any such transgression(s) will be subject to the fee schedule included herein and resolved by a properly convened court de jure or a citizens' grand jury.

Additionally, I claim the courts in the United States are de facto and are in fact in the profitable business of conducting, witnessing and facilitating the transactions of security interests. I further claim that they require the consent of both parties prior to "providing" any such service(s).

Furthermore, I claim all transactions in the nature of security interests require the consent of both parties. I hereby deny consent to any transaction of a security interest, issuing under any Act, for a Non-resident Non-person is not subject to any Act.

Furthermore, I claim my Fee Schedule for any transgressions by peace officers, government principals or agents or Justice system participants is ($1000.00/min after warning) one thousand dollar per minute after warning, or any portion thereof if being questioned, interrogated or in any way detained, harassed or other attempts of regulation, transported, incarcerated or subject to any adjudication process without my express written and Notarized consent. All fees may be assessed retroactively from the "initial point of contact", at Declarant discretion.

Furthermore, I claim the right to use a notary public to secure payment of assessments uniform with this Fee Schedule against any transgressors who, by their actions or omissions, trespass on my interests, me directly or by proxy in any way.

If any singular part of this notice and/or declaration is determined to be Prohibited By Law, or upon introduction or discovery of additional fact or clarification to be in error, deficient of contradictory to the general expressed intent of the main or Lawful intent, the offending clause, word or declaration, in whole or in part may be modified, amended, deleted or rendered Void for accuracy: at the discretion of the Declarant. The amended clause and all remaining parts continue in full effect and capacity as true and correct without controversy or claim.

Furthermore, I claim the right to convene a proper court de jure or citizens' grand jury to address any potentially criminal actions of any peace officers, government principals or agents or justice system participants who, having been served notice of this claim and fail to dispute or make lawful counterclaim, interfere with my sovereign activities or, by act or omission, my lawful exercise of properly Noticed/claimed and established rights and freedoms.

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

Furthermore, I claim the right to address, at a time and location of my choice, any valid counterclaim(s) or dispute(s) publicly, in an open forum by discussion and negotiation. And to capture on audio/video equipment said discussion and negotiation for whatever lawful purpose or use as I see fit.

Furthermore, I claim the law of agent and principal applies and that service upon one is service upon both. (Maximum of Law)

DUTY TO SPEAK

Declarant/Affiant has no record or evidence that the recipients are not parties claiming relationship and office, therefore having the duty to speak, and therefore lawfully respond, and believes no such evidence exists.

Declarant/Affiant states that parties in receipt of this Notice who wish to dispute or rebut claims of fact and overstanding herein, or make counterclaims thereto, must provide rebuttal in written form, point by point, verified by certified documentation and accompanied by copies of lawful evidence. Responses must be signed under oath and or attestation written under the signer's fill commercial capacity and signed under penalty of perjury pursuant to 28 USC 1746 stating the facts contained in your rebuttal are true, correct and not misleading, mere declarations are insufficient. Recipients have the lawful duty and obligation to respond as described herein to the Notary Acceptor, at the address provided below, by registered mail no later than thirty (30) days from the date of receipt as attested by a notary certificate of service, PS Form 3811, or verification by electronic signature.

Non-response/partial response to this Notice is a dishonor and disregard of duty thus established acceptance and agreement as fact by default, thus creating a valid and binding contract by tacit approval, silence and acquiescence, establishing a full and complete acceptance of all claims herein, and creates a permanent and irrevocable estoppel, forever barring future counterclaim(s) contemplating any claim or declaration herein, under any Statue or Act.

A Notary Public has been used for timely and proper Notice as a courtesy to prevent injury to recipients. Such use and that of Names or Titles, Government or Corporate Codes, Statutes, Acts, citations, case rulings or other private corporate regulations is coincidental and does not and shall not be deemed an election to submit to foreign jurisdiction, under real, imagined or implied consent, or to waive any rights, ownership, Interest, title, claim or defense(s).

Declarant/Affiant affirm and declare, in the presence of the Creator, Claim(s), Averment(s) and Overstanding(s) herein to be true, complete and correct to the best of his current knowledge and overstanding of the material presented, with full transparency, in Good Faith and without Malice, with the sole purpose and inherent right to correct the record.

Date: 5/7/21

Place of claim of right: 11 Palm Ave, Hallandale Beach, FL 33009

ALL RIGHTS RESERVED UCC 207/308

Declarant/Affiant _____   Authorized Representative UCC1-207/308

Standard Industrial Classification (SIC)
Investment Trust Company – 6091
Real Estate Investment Trust – 6798
Asset-Backed Securities – 6189

CIK: 0001860978   CCC: p9qy@gud
DENISE YVETTE MELENDEZ WHFIT
EIN: 00-0000000

JURATE

State of FLORIDA)

)ss

County of BROWARD)

SUBSCRIBED AND AFFIRMED: On this __7__ day of __May__, 2021 A.D., before me
__Stacey Thomas__, Notary Public, personally appeared Denise Yvette Melendez Authorized Representative, known to me (or proved to me on the basis of satisfactory evidence of identification) to be the living man whose name is subscribed on this NOTICE. Witnessed by my hand and official stamp, signed, sealed, and delivered by hand, drafted by the above name Party.

[SEAL] Signature: _____

(Name of Registrant) WITHOUT PREJUDICE

STACEY THOMAS
Notary Public - State of Florida
Commission # HH 092715
My Comm. Expires Feb 15, 2025
Bonded through National Notary Assn.

By: __Denise Melendez__

(Name of Registrant, sponsor, trustee, or custodian)

__Authorized Representative__
(Title)

Attest: _____
(Name)

_____
(Title)

CORRESPONDING ADDRESS:
11 Palm Ave, Hallandale Beach FL, 33009